Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

02034242

9th May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
- 2002 Annual General Meeting

We enclose for your information a notification dated 8th May 2002 in respect of the above Company, which was lodged with the UK Listing Authority on 8th May 2002.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
pp Group Corporate Secretary

encl.

dlw 5/20

RNS Full Text Announcement

Company	Hongkong Land Hldgs Ltd
TIDM	HKLD
Headline	Result of AGM
Released	15:50 8 May 2002
RNS Number	6424V

HONGKONG LAND HOLDINGS LIMITED ("the Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 28 March 2002 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Hongkong Land Holdings Limited

Date of notification – 8 MAY 2002

www.jardines.com

END